EXHIBIT 12.1

WGL HOLDINGS, INC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

Twelve Months Ended September 30,	2003	2002	2001	2000	1999

FIXED CHARGES:
Interest Expense	$44,989	$44,917	$49,838	$43,535	$37,437
Amortization of Debt Premium, Discount and Expense	855	391	260	346	566
Interest Component of Rentals	594	12	12	12	12

Total Fixed Charges	$46,438	$45,320	$50,110	$43,893	$38,015

EARNINGS
Net Income before Dividends on Preferred stock	$113,662	$40,441	$83,765	$84,574	$68,768
Add:
Income Taxes Applicable to Utility Operating Income	68,633	28,702	59,009	47,821	38,689
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)- Net	(665)	3,175	(1,993)	(153)	2,887
Total Fixed Charges	46,438	45,320	50,110	43,893	38,015

Total Earnings	$228,068	$117,638	$190,891	$176,135	$148,359

Ratio of Earnings to Fixed Charges	4.9	2.6	3.8	4.0	3.9